SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 58)*

Pershing Gold Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

715302204
(CUSIP Number)

Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(561) 307-2287
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 715302204	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,194,688 shares of Common Stock*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,194,688 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,194,688 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.39%
14	TYPE OF REPORTING PERSON IN

* The 12,194,688 shares of Common Stock is comprised of (i) 8,280,144 shares of Common Stock (ii) 396,039 shares of Common Stock issuable upon exercise of warrants, (iii) 2,734,873 shares of Common Stock issuable upon conversion of Series E Preferred Stock, (iv) 744,446 shares of Common Stock issuable upon exercise of options and (v) 39,186 shares of restricted stock units which as of the date hereof are vested.

CUSIP No. 715302204	SCHEDULE 13D/A	Page 3 of 8 Pages

This Amendment No. 58 ("Amendment No. 58") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 31, 2012, as amended, supplemented and restated from time to time (as amended, including, without limitation, pursuant to this Amendment No. 58, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Pershing Gold Corporation, a Nevada corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 58 shall have the meanings set forth in the Schedule 13D. This Amendment No. 58 amends Items 2, 3, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by Barry Honig, ("Mr. Honig" or the "Reporting Person"), with respect to the shares of Common Stock held by himself and through GRQ Consultants, Inc. 401K (of which Mr. Honig is Trustee), GRQ Consultants, Inc. (of which Mr. Honig is President), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (of which Mr. Honig is Trustee) and GRQ Consultants, Inc. Defined Benefit Plan (of which Mr. Honig is Trustee) (collectively, the "Honig Entities").

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is 555 South Federal Highway #450, Boca Raton, Florida 33432.

(c)	The principal business of the Reporting Person is investing in securities for his personal account.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Honig is a citizen of the United States.

CUSIP No. 715302204	SCHEDULE 13D/A	Page 4 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person was granted 39,186 restricted stock units ("RSUs") and 744,446 options in exchange for services rendered to the Issuer as a director. The Reporting Person used a total of approximately $42,890,866 to acquire the shares of Common Stock, the shares of Series E Preferred Stock and the warrants reported herein. The sources of the funds used to acquire the shares of Common Stock, the shares of Series E Preferred Stock and the warrants reported herein are the personal funds of Mr. Honig and the working capital of the Honig Entities.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 32,605,234 shares of Common Stock issued and outstanding as of January 16, 2018, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) with the SEC on January 29, 2018, and assumes the exercise of the reported warrants, options and RSUs and the conversion of the reported preferred stock.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Issuer issued to Mr. Honig the number of RSUs on various dates since the filing of Amendment No. 57, all as set forth below. Such RSUs vested upon their respective issuances, except for 5,000 of the 10,000 RSUs granted on February 3, 2017 which vested on February 3, 2018 and the 9,579 RSUs granted on December 11, 2014 which vested on December 11, 2015. For each vested RSU, the Reporting Person will be entitled to receive one share of common stock upon termination of service on the Issuer's board of directors, in connection with a change in control or under certain other circumstances, all as set forth in the applicable Restricted Stock Unit Grant Agreement.

Date	Number of RSUs

12/11/2014	9,579
02/03/2017	10,000
04/28/2017	11,228
06/30/2017	3,316
09/29/2017	2,458
12/29/2017	2,605

CUSIP No. 715302204	SCHEDULE 13D/A	Page 5 of 8 Pages

In addition, information concerning all other transactions in the shares of Common Stock effected by the Reporting Person since the filing of Amendment No. 57 is set forth on Schedule A hereto and is incorporated herein by reference.

(d)	No person other than the Reporting Person and the Honig Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by Mr. Honig and the Honig Entities.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On February 4, 2016, two Honig Entities each entered into a subscription agreement (collectively, the "2016 Subscription Agreement") with the Issuer pursuant to which the Issuer issued an aggregate of 367,647 shares of Common Stock (the "2016 Private Placement Shares") to such Hong Entities for a purchase price of $3.40 per 2016 Private Placement Share. The 2016 Subscription Agreement contains customary terms and conditions including, among other things, terms of the subscription and investor representations and warranties. In connection with the purchase of the 2016 Private Placement Shares, the Issuer and the two Honig Entities party to the 2016 Subscription Agreement entered into a registration rights agreement, dated February 4, 2016 (the "2016 Registration Rights Agreement"), which required the Issuer, on or before March 24, 2016, to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), to register the resale of the 2016 Private Placement Shares. The 2016 Registration Rights Agreement also contains piggyback registration rights requiring the Issuer to include the 2016 Private Placement Shares under certain circumstances in future registration statements that may be filed by the Issuer.

The closing of the transactions contemplated by the 2016 Subscription Agreement occurred on February 4, 2016.

The foregoing summaries of the 2016 Subscription Agreement and 2016 Registration Rights Agreement are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are filed as Exhibit 10.58 and Exhibit 10.57, respectively, of the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed by the Issuer with the SEC on March 22, 2016 (the "2015 Form 10-K"). The Form of the 2016 Registration Rights Agreement is referenced as Exhibit 1 hereto.

CUSIP No. 715302204	SCHEDULE 13D/A	Page 6 of 8 Pages

On December 11, 2017, a Honig Entity entered into a subscription agreement (the "2017 Subscription Agreement") with the Issuer pursuant to which the Issuer issued 990,099 shares of Common Stock (the "2017 Private Placement Shares") and warrants exercisable into 396,039 shares of Common Stock (the "2017 Private Placement Warrants") to such Honig Entity for a purchase price of $3.03 per combined Private Placement Share and Private Placement Warrant. The 2017 Private Placement Warrants have an exercise price of $3.40 per share, subject to adjustment in certain events as set forth therein, and may be exercised at any time and from time to time through December 19, 2019.

The closing of the transactions contemplated by the 2017 Subscription Agreement occurred on December 19, 2017.

In connection with the purchase of the 2017 Private Placement Shares and the 2017 Private Placement Warrants, the Issuer entered into a Registration Rights Agreement, effective as of the closing (the "2017 Registration Rights Agreement"), with the Honig Entity party to the 2017 Subscription Agreement and other investors which required the Issuer to file a registration statement under the Securities Act to register the resale of the 2017 Private Placement Shares and the shares of Common Stock underlying the 2017 Private Placement Warrants. The Registration Rights Agreement also contains piggyback registration rights requiring the Issuer to include such shares under certain circumstances in future registration statements that may be filed by the Issuer.

The foregoing summaries of the 2017 Subscription Agreement, the 2017 Private Placement Warrant and 2017 Registration Rights Agreement are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are filed as Exhibit 10.1, Exhibit 4.1 and Exhibit 10.2, respectively, of the Issuer's Current Report on Form 8-K filed by the Issuer with the SEC on December 14, 2017 (the "December 14, 2017 Form 8-K"). The Form of 2017 Private Placement Warrant and the Form of 2017 Registration Rights Agreement are referenced as Exhibit 2 and Exhibit 3, respectively, to this Amendment No. 58.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 1:	Form of 2016 Registration Rights Agreement (incorporated by reference to Exhibit 10.57 to the 2015 Form 10-K).

Exhibit 2:	Form of Private Placement Warrant (incorporated by reference to Exhibit 4.2 to the December 14, 2017 Form 8-K).

Exhibit 3:	Form of 2017 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the December 14, 2017 Form 8-K).

CUSIP No. 715302204	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2018

/s/ Barry Honig
BARRY HONIG

CUSIP No. 715302204	SCHEDULE 13D/A	Page 8 of 8 Pages

SCHEDULE A

Transactions in the Shares of Common Stock of the Issuer Since the Filing of Amendment No. 57

The following table sets forth all transactions in the shares of Common Stock (other than those set forth above in Item 5(c) of Amendment No. 58) effected since the filing of Amendment No. 57 by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

09/22/2015	2,500	4.21
09/28/2015	23,000	3.80
09/29/2015	10,000	3.71
12/01/2015	10,000	3.75
12/09/2015	3,000	3.61
12/15/2015	18,000	3.37
12/17/2015	2,000	3.50
01/06/2016	5,000	3.50
01/14/2016	10,000	3.20
02/04/2016	220,588*	3.40
02/04/2016	147,059*	3.40
02/29/2016	4,000	3.67
03/02/2016	17,500	3.57
03/03/2016	5,000	3.65
03/04/2016	35,000	3.72
05/09/2016	205,479	3.65
05/09/2016	815,041	3.65
05/09/2016	61,370	3.65
05/09/2016	205,479	3.65
05/18/2016	88,467	3.00
06/14/2016	5,000	4.17
06/14/2016	10,000	4.00
06/20/2016	100,000	3.92
06/20/2016	100,000	3.92
06/20/2016	40,000	3.92
06/20/2016	100,000	3.92
06/21/2016	55,000	3.91
06/22/2016	29,000	3.88
06/23/2016	3,000	4.05
06/29/2016	7,500	4.28

06/29/2016	10,000	4.25
07/01/2016	4,500	4.40
01/30/2017	10,000	3.09
03/09/2017	20,000	2.90
04/11/2017	5,000	2.85
04/12/2017	5,000	2.88
04/17/2017	8,500	2.86
04/18/2017	20,400	2.82
04/20/2017	6,500	2.81
04/21/2017	4,774	2.81
04/25/2017	5,000	2.81
04/28/2017	10,000	2.81
04/28/2017	2,351	3.51
06/12/2017	5,000	2.90
06/12/2017	5,000	2.90
06/19/2017	7,500	2.76
07/05/2017	10,000	2.76
07/07/2017	3,411	2.72
09/05/2017	15,000	3.02
09/07/2017	10,000	3.01
09/12/2017	6,401	2.92
09/15/2017	5,000	3.00
09/18/2017	14,000	2.97
09/20/2017	2,500	3.08
09/26/2017	5,000	2.96
09/29/2017	10,000	2.93
10/09/2017	3,000	3.12
10/10/2017	2,000	3.17
10/11/2017	2,500	3.21
10/16/2017	18,795	2.99
10/17/2017	4,000	2.92
10/18/2017	5,000	2.90
10/23/2017	5,000	2.90
10/24/2017	5,000	2.90
10/25/2017	4,124	2.90
11/01/2017	18,493	2.88
11/02/2017	3,210	2.90
11/08/2017	5,000	2.86
11/10/2017	25,000	2.80
11/10/2017	25,000	2.88
11/21/2017	4,900	2.81
11/22/2017	12,500	2.82
11/24/2017	5,000	2.80
11/27/2017	65,000	2.72
12/18/2017	28,500	2.54
12/19/2017	50,000	2.45

12/19/2017	990,099**	3.03
12/20/2017	64,000	2.36
12/21/2017	35,000	2.31
12/21/2017	58,582	2.31
12/22/2017	18,100	2.38
01/02/2018	15,000	2.41
01/04/2018	10,000	2.41
01/05/2018	5,000	2.51
01/12/2018	20,000	2.43
01/18/2018	15,079	2.42
01/19/2018	12,233	2.40
01/24/2018	20,000	2.38
01/30/2018	10,000	2.35
01/31/2018	15,000	2.24
02/02/2018	19,050	2.16
02/07/2018	12,786	2.17
02/08/2018	5,000	2.14
02/09/2018	2,955	2.12
02/21/2018	7,340	2.13

* Common Stock acquired from the Issuer pursuant to the 2016 Subscription Agreement as described in Item 6.

** Common Stock acquired from the Issuer pursuant to the 2017 Subscription Agreement as described in Item 6.